Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
PRESS RELEASE

CHC signs agreement to sell its investment in Spanish helicopter firm.

Tuesday, July 26, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced it has signed a Letter of Intent for the sale of its 37.8% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. CHC acquired its shareholdings in Inaer as part of the 2004 acquisition of Schreiner Aviation Group.

The transaction, with proceeds estimated at CDN$45 million, is subject to several conditions including completion of satisfactory due diligence by the buyer and regulatory approval. As part of the transaction, CHC and Inaer will provide non-compete covenants in favour of each other for a period of three years. Inaer will agree not to provide helicopter services in regions where CHC operates and CHC will agree not to provide helicopter services in regions where Inaer operates.

The sale, if completed, will further strengthen CHC’s focus on its core strategy as a leading provider of helicopter transportation services to the offshore oil and gas industry. Proceeds of the sale will be applied to debt reductions. The sale is expected to close in October.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Chris Flanagan,
And Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.